Exhibit (a)(1)(B)

EMAIL TO ELIGIBLE PARTICIPANTS FROM GARY GREENFIELD, CEO, ANNOUNCING OFFER TO PURCHASE

A key component of our overall long-term compensation philosophy to help motivate, reward and retain employees is our equity award program, which also links the interests of employees to our company and our shareholders.

Due to a number of factors in recent years, including the economic downturn of 2008, many of the outstanding stock options held by Avid employees are significantly “underwater” (meaning the stock option exercise price exceeds the market price of Avid common stock). As a result, these options are not providing the value to employees that we originally intended. As a result, today we are announcing a stock option repurchase program for options with an exercise price of $40.00 or higher. This elective program is offered so that eligible employees have an opportunity to receive the benefit of cash in exchange for turning in qualifying options where the benefit may be less certain. You are receiving this message because you hold options with an exercise price of $40.00 or more.

Details of the program include:

•	Avid is offering $1.50 cash per share for options with an exercise price greater than or equal to $40.00 and less than $50.00 per share.

•	Avid is offering $1.00 cash per share for options with an exercise price of $50.00 per share or higher.

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Participation is on an option-by-option basis. You can elect to turn in some, all or none of your eligible options, but if you choose to tender any one option you must tender all shares subject to that option. You cannot turn in only a portion of the shares subject to an eligible option.

•	This is a voluntary program. If you choose not to participate in the program, you will keep your options and their terms will not change.

•	Members of our Board of Directors and executive staff are not eligible to participate in this offer.

•	The program ends at 5:00 p.m. (Eastern Time), June 16, 2009 (or a later date if the offer period is extended).

Eligible employees will receive a separate email later today from Avid’s stock plan administrator. That email will contain further instructions as well as a personalized election form.

Please note the information I have included here is only a short summary of the program. You can find more information on the Avid intranet site at http://tewk-epprod.global.avidww.com:54000/irj/portal/OptionProgram. This program is also subject to numerous terms and conditions, which are contained in the Schedule TO filed with the Securities and Exchange Commission today and also available on our intranet site. I encourage you to review the Schedule TO, including its exhibits and other offering materials before deciding to participate in the program.

If you have any questions about the stock repurchase program, please either call the special stock option line at +1 (978) 640-5190 or send an email to optionex@avid.com.

I want to thank all of you for your ongoing commitment to Avid, our shareholders and our vision of what the future can bring.

Gary